Free Writing Prospectus

(To the Preliminary Prospectus Supplement dated April 15, 2013)

Filed pursuant to Rule 433

Registration Statement No. 333-168532

The Hartford Financial Services Group, Inc.

$300,000,000

4.300% Senior Notes due 2043

FINAL TERM SHEET

Dated April 15, 2013

Issuer:	The Hartford Financial Services Group, Inc.

Security:	SEC Registered Senior Unsecured Notes

Specified Currency:	U.S. Dollars

Principal Amount:	$300,000,000

Expected Ratings*:	Baa3 (Stable) / BBB (Stable) / BBB (Stable)

Trade Date:	April 15, 2013

Settlement Date (T+3):	April 18, 2013

Maturity Date:	April 15, 2043

Coupon:	4.300%

Day Count Convention:	30/360, unadjusted

Yield to Maturity:	4.348%

Benchmark Treasury:	2.750% US Treasury due November 15, 2042

Benchmark Treasury Price:	97-2+

Benchmark Treasury Yield:	2.898%

Spread to Treasury:	145 basis points

Price to Public:	99.200% of principal amount

Interest Payment Dates:	Semi-annually in arrears on April 15 and October 15, commencing October 15, 2013

Optional Redemption:	At any time in whole, or from time to time in part, make-whole call at a discount rate of Treasury plus 25 basis points or, if greater, 100% of the principal amount of notes to be redeemed, in each case plus accrued and unpaid interest to the date of redemption

Proceeds (after underwriting discount and before expenses) to Issuer:	$294,975,000 (98.325% of principal amount)

Authorized Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	416515BB9 / US416515BB93

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:

Barclays Capital Inc.

BNY Mellon Capital Markets, LLC

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

The Williams Capital Group, L.P.

UBS Securities LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Long-term debt (on a carrying value basis) after giving effect to the Tender Offer and the offering of 4.300% Senior Notes due 2043:	$6.3 billion

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037, by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, or by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.

* The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings are subject to revision or withdrawal at any time by Moody’s, S&P and Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

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